EXHIBIT 10.47
1200 West Sam Houston Pkwy. N.
Houston, TX 77043
Tel: 713-973-5377
Fax: 713-973-5323
February 5, 2007
To: Jean-Francois Chevrier
From: Vincent R. Volpe Jr.

cc:	Elizabeth C. Powers Dider Langree Amber J. Macksey
SUBJECT: Assignment to Olean, New York
Dear J-F,
This letter confirms our mutual agreement of the terms and conditions for your assignment to Olean, New York in the position of Vice President and General Manager North American Operations effective January 1, 2007. In this role you will report directly to me. As agreed, your assignment is intended to last for up to 2 years and will be completed no later than December 31, 2008.
This agreement is effective only after you sign and return the attached copy of this letter acknowledging your acceptance and understanding of the provisions contained in this document.
Compensation
Your annual base salary will be 205, 062 Euro per year and will be paid to you from the Dresser-Rand LeHavre office. You will continue to be eligible for merit increases during your assignment. Such consideration will occur in line with the timing and process for other members of the CEO staff.
Bonus
You will continue to participate in the AIM program at your current target level of 50%. The terms of the AIM plan will be applied in accordance with the plan document. As always, actual awards earned under the plan are dependent upon company and individual performance.
Housing & Utilities
You will be reimbursed for your housing and utility costs in Olean.
Furnishings
Should you be unable to secure furnished housing, the company will provide you with an allowance to purchase furnishings for your personal use during the assignment. The company will reimburse up to a maximum of 20,000 US$ for these items. This reimbursement allowance is intended to cover the cost of the majority of the basic furnishings, appliances and incidental household items you will require while in Olean.

You may select the items to be purchased and they will remain your property at the end of your assignment. I understand that you may also wish to bring some of your personal furnishings and effects with you. Should you wish to do so; the company will pay for the movement of a reasonable amount of household and personal goods. In addition should you have the need to store any of your personal furnishings in LeHavre, the company will also pay these costs.
Local Vacation and Home Leave
Time taken for home leave will be applied against your earned vacation.
You will be provided with an annual lump sum amount of 19,200 US$ in lieu of reimbursement for home leave travel. This lump sum will be provided to you tax-free. You need not submit expense reports or show evidence of expenditure to receive this amount.
Working Hours
Working hours will be in accordance with Host Company practice and notified to you separately upon assuming your assignment.
Business Expense
Business expenses will be paid or reimbursed in accordance with Host Country practice.
Company Car
A company car will be provided to you in line with Host Country guidelines. Should there not be a suitable car available in our pool, you may select a new vehicle through the program up to the maximum allowable value. Operating expenses (including insurance and maintenance), as well as gas for business mileage, will be paid by the Company. Fuel for personal use will be your responsibility.
Home Finding Trip
The company will reimburse 1 home finding trip for you and your spouse including reasonable costs associated with coach air travel, car rental, lodging and meals.
Relocation Allowance
You will receive an allowance in the amount of 4,000 $US to be used at your discretion for personal incidental costs incurred in conjunction with your relocation to Olean.
Language and Acculturation
You and your spouse will be provided with language and aculturation training to assist you in preparing and assimilating into the host location environment. This will be arranged by the company and the costs associated with the training will be paid by the company. This training will be coordinated as closely as possible with the start date of your assignment.

Health & Welfare Benefits
You will continue to participate in your home country health and benefit plans.
Unemployment Insurance
You will no longer be eligible for coverage under the private unemployment insurance plan after you vacate the role of VP & GM European Operations. Necessary steps will be taken to obtain coverage for you under the French National Unemployment insurance plan. In the event of your involuntary termination from the company during this assignment, the company agrees to provide an unemployment benefit per the same terms and at the same economic level that you would have been entitled to receive as VP & GM European Operations.
Social Security
You will continue to participate in the France Social Insurance Program to the extent possible under the law. We will deduct and report to the French authorities both yours and the Company’s contributions in respect to all Company source income paid to you throughout the period of this assignment.
Pension Credit Pre-purchase
You are eligible to receive full pension benefits through the France Social Insurance Program effective April 1, 2008. This benefit level and timing are available to you in part because you recently took advantage of an offer to pre-purchase additional pension “quarters”. To the extent that your employment with Dresser-Rand continues beyond April 1, 2008 due to this assignment, the company will reimburse you for the amount of the pension credits that you purchased pertaining to the period beginning April 1, 2008 through the end of your assignment.
Assignment Completion or Termination
In the event of the involuntary termination of this assignment and/or your employment, howsoever arising, the Company will pay or reimburse reasonable costs incurred in your repatriation, to your home base.
If you should voluntarily terminate your employment with Dresser-Rand prior to completion of your assignment to accept other employment, Dresser-Rand has no obligation to relocate you to either a new locale or your home base of employment with your new employer.
Conditions and circumstances not covered in this letter will be in accordance with established Company policy and all applicable governmental laws, rules and regulations.
Taxes
In order to minimize or eliminate any positive or negative income tax differentials due to your international assignment, the Tax Equalization Program as established by D-R will apply to you.

Typically, hypothetical taxes would be withheld from your pay each month to simulate the taxes you would ordinarily incur on your income. We understand that you will be paying your 2006 French taxes with the filing of your French tax return in 2007. If both of these taxes were paid, you would be in a severe cash flow position. In lieu of implementing hypothetical withholdings on a monthly basis for your French taxes and Social Security, we will calculate hypothetical taxes and recover this amount when we finalize your tax returns and tax equalization calculation. Therefore, the payment of hypothetical French taxes and Social Security will simulate the way you are currently paying your taxes. Since your hypothetical taxes will be paid to D-R one year later, please remember that you will need to pay these taxes to D-R in 2009, after your employment with us has terminated.
The hypothetical taxes (which will be included on the tax equalization calculation) will be calculated on your employment income reported, filing status, tax regulations, etc. for that year. Your employment income includes annual base, bonuses, commissions, salary increases and any incentive payments you may receive. This calculation of hypothetical taxes will also include actual personal income and contributions, i.e. interest, dividends, charitable contributions, etc. and will consider any benefits/losses reported on the actual tax returns filed i.e. France and US, if applicable. Your over base allowances, i.e. assignment specific benefits, are not included in the calculation for hypothetical taxes, unless specifically indicated in this letter.
In signing this agreement, you acknowledge that all tax credits received for Host foreign taxes paid by Dresser-Rand as the result of this assignment are the property of Dresser-Rand. This includes any rollover of credits into years following the end of your assignment. You are responsible for reimbursing all tax credits deemed to belong to Dresser-Rand as calculated through the Tax Equalization program.
You are responsible for maintaining proper records of your time spent in the U.S. and France in order to insure that Deloitte has the correct information to prepare all tax returns. Should you fail to do so and are unable to meet the criteria for any special tax elections status; you will be responsible for the resulting additional taxes.
The Company will pay the costs associated with the tax preparation services for your foreign and French returns provided by Deloitte. In addition, you must have a pre-assignment consultation with Deloitte before your assignment begins.
In signing this agreement, you agree to comply with all provisions of the International Assignment Tax Program. You agree to provide all required documentation to Deloitte in the timetable requested. You agree that any settlement due to Dresser-Rand shall be paid in full in the manner set forth as follows, on the earliest of the following dates:
1.	Three months from the date on which your individual income tax return for the taxable year is lawfully due, including extensions;

2.	One month from the date on which you receive any refund resulting from an overpayment from income tax for the taxable year;
3.	Such time as your employment with Dresser-Rand terminates for any reason whatsoever and continuing after termination until all credits due to Dresser-Rand has been recovered.
Contact
Your point of contact at Deloitte Tax LLP is Keyur Desai in the US. He may be reached at 973 683-6671 or via email at kedesai@deloitte.com.
J-F, we are looking forward to your contributions in this new role. I wish you all the best in your new assignment.
Very truly yours,
/s/ Vincent R. Volpe Jr.
Vincent R. Volpe Jr.
President and Chief Executive Officer
ACCEPTED BY:

Name	/s/Jean-Francois Chevrier Jean-Francois Chevrier

Date	February 7, 2007